SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                      AREL COMMUNICATIONS AND SOFTWARE LTD.
                       (Name of Subject Company (Issuer))

                               CLAYTON L. MATHILE
                        (Name of Filing Person (Offeror))

                 ORDINARY SHARES, PAR VALUE NIS 0.001 PER SHARE
                         (Title of Class of Securities)

                                    M14925107
                      (CUSIP Number of Class of Securities)

                               CLAYTON L. MATHILE
                               6450 SAND LAKE ROAD
                                    SUITE 200
                               DAYTON, OHIO 45414
                               TEL: (937) 264-4622
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 With copies to:

             DAVID H. SCHAPIRO, ADV.                    MARK S. SELINGER, ESQ.
                YIGAL ARNON & CO.                     JONATHAN ROCHWARGER, ESQ.
                ONE AZRIELI CENTER                    MCDERMOTT WILL & EMERY LLP
                   ROUND TOWER                           50 ROCKEFELLER PLAZA
                    46TH FLOOR                           NEW YORK, NEW YORK
             TEL-AVIV, ISRAEL, 67021                      (212) 547-5438
                 (972) 3-608-7777


                            CALCULATION OF FILING FEE
             Transaction Valuation*                     Amount of Filing Fee**
                  $3,118,014.00                                 $395.00

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 656,424 ordinary shares, par value NIS 0.001 per share, of Arel Communications and Software Ltd. ("Arel") at a purchase price of $4.75 per share net to the seller in cash.

** The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to 0.01267% of the value of the transaction.

|X| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:     $395               Filing Party: Clayton L. Mathile
Form or Registration No.:   Schedule TO-T      Date Filed:   May 21, 2004

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1
|_| ISSUER TENDER OFFER SUBJECT TO RULE 13E-4
|_| GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3
|X| AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

          -------------------------------------------------------------

         This Amendment No. 1 (this "Amendment") to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") originally filed with the United States Securities and Exchange Commission (the "Commission") on May 21, 2004 by Mr. Clayton L. Mathile (the "Purchaser"). This Amendment relates to the offer by the Purchaser to purchase 656,424 ordinary shares, par value NIS 0.001 per share, or such greater number of shares that will represent 5% of the total voting rights of Arel Communications and Software Ltd., a company organized under the laws of the State of Israel ("Arel"), outstanding as of the expiration of the offer, at $4.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2004 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which have been filed with the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Offer to Purchase.


ITEMS 1 THROUGH 11.


         Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, are hereby amended and supplemented as follows:


(1) The Summary Term Sheet of the Offer to Purchase is hereby amended and supplemented by inserting the following after the response to the question "How many shares are sought in the offer?":


"Why are you making the offer?


         I am making the offer in order to comply with the requirements of Israeli law. Under Israeli law, a purchase of shares of a public company may not be made other than by way of a tender offer meeting certain requirements if, among other things, as a result of the purchase, the purchaser would own more than 25% of the aggregate voting rights of the company and no other person owns 25% or more of the voting rights. Because I am the largest shareholder of Arel and currently beneficially own 22.4% of the outstanding ordinary shares of Arel, in order for me to purchase additional shares of Arel from Mr. Gross which would increase my holdings above the 25% threshold, I am required to conduct a partial tender offer meeting the requirements of Israeli law. See Section 2 under the heading "Background to the Offer.""


(2) The response to the question "What will happen if the conditions to the closing of the offer are not met?" in the Summary Term Sheet of the Offer to Purchase is hereby amended by inserting the following sentences at the end thereof:


         "I can waive some of these conditions. However, pursuant to Israeli law, I may not waive the Minimum Tender Condition or the Notices of Objection Condition. In addition, I may not waive any other condition relating to necessary government approvals. See Section 12 under the heading "The Tender Offer."

(3) The response to the question "How long do I have to decide whether to tender in the offer?" is hereby amended and restated in its entirety as follows:


         "You will have until 5:00 p.m., New York time, on June 21, 2004. Please see Section 3 under the heading "The Tender Offer."


         Promptly following the end of the Initial Offer Period, I will publicly announce whether or not the conditions to the offer have been met as of the expiration of the Initial Offer Period. If the conditions are met and if:


         o      you have not yet responded to the offer,


         o      you have notified me of your objection to the offer, or


         o      you have tendered your shares but have withdrawn your tender,


         then, you will be afforded an additional four calendar-day period, until 5:00 p.m., New York time, on June 25, 2004, in which to tender your shares, as required by Israeli law. I refer to this additional period as the Additional Offer Period. In addition, if you have already tendered your shares, you may withdraw your tender during the Additional Offer Period. These dates will change if I decide to extend the offer. Promptly following the end of the Additional Offer Period, I will publicly announce whether or not the conditions to the offer (other than the Notices of Objection Condition) have been met as of the expiration of the Additional Offer Period. See Section 12 under the heading "The Tender Offer.""


(4) The Summary Term Sheet of the Offer to Purchase is hereby amended and supplemented by inserting the following after the response to the question "How long do I have to decide whether to tender in the offer?":


"Can I object to the offer?


         Yes. Pursuant to Israeli law, you may object to the offer. If you want to notify me of your objection to the offer you must complete and sign the accompanying notice of objection and deliver such notice prior to the Initial Expiration Date. See Section 3 under the heading "The Tender Offer." Under Israeli law, the aggregate number of shares tendered in the offer at the Initial Expiration Date must exceed the number of shares represented by notices of objection to the consummation of the offer. This is one of the conditions to the offer and if it is not met I will be prohibited from purchasing any shares tendered in the offer. See Section 12 under the heading "The Tender Offer."


(5) The first sentence in the response to the question "When can I withdraw the shares I tendered in the offer?" in the Summary Term Sheet of the Offer to Purchase is hereby amended and restated in its entirety as follows:


         "You may withdraw any previously tendered shares at any time prior to the expiration of the Additional Offer Period."


 (6) The response to the question "When will you pay for shares tendered in the offer?" in the Summary Term Sheet of the Offer to Purchase is hereby amended by inserting the following sentences at the end thereof:


         "If proration of tendered shares is required, I do not expect to announce the final results of proration or pay for any shares until at least five New York Stock Exchange trading days after the expiration of the Additional Offer Period. This is because I will not know the precise number of shares properly tendered until all supporting documentation for those tenders are reviewed and guaranteed deliveries are made. The preliminary results of proration will be announced by press release as promptly as practicable. See
Section 1 under the heading "The Tender Offer.""


(7) The response to the question "Can the offer be extended, and under what circumstances?" in the Summary Term Sheet of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "I have the right, in my sole discretion, to extend the Initial Offer Period from time to time if, at the then scheduled expiration date of my offer, any of the conditions to my offer are not satisfied. I will also extend the offer for any period required by any rule, regulation interpretation or position of the United States Securities and Exchange Commission or its staff applicable to the offer. See Section 1 under the heading "The Tender Offer."


(8) The penultimate sentence of the second paragraph under the heading "Introduction" in the Offer to Purchase is hereby amended and restated in its entirety as follows:


         "In addition, if you have already tendered your shares during the Initial Offer Period or the Additional Offer Period, you may withdraw your tender during the Additional Offer Period."


(9) The second and third sentences in the third to last paragraph under the heading "Introduction" in the Offer to Purchase are hereby amended and restated in their entireties as follows:


         "I reserve the right, subject only to applicable rules and regulations of the SEC, to amend or waive any one or more of the conditions (other than the Minimum Tender Condition, the Notices of Objection Condition or any other condition relating to necessary governmental approvals) to my obligation to consummate the offer."


(10) The sixth and seventh sentences in the first paragraph of Section 1 ("History") under the caption "Background to the Offer" of the Offer to Purchase are hereby amended and restated in their entireties as follows:


         "Subsequent to Arel's acquisition of W2Com's assets, W2Com distributed the shares issued by Arel to its employees and its members, including M.E. Jones Inc., and M.E. Jones Inc., in turn, distributed the shares to its shareholders. Following the aforesaid distributions and the sale by Mr. Mitchell E. Jones of 250,000 shares, in July 2003, I sold 131,143 shares of Arel for an aggregate of $91,800 to Mr. George Morris, who at the time served as a substitute director of Arel for Mr. Jones."


(11) The second paragraph in Section 7 ("Related Party Transactions") under the caption "Background to the Offer" of the Offer to Purchase is hereby amended and restated in its entirety as follows:


         "Under the terms of the asset purchase agreement between Arel and W2Com, 1,049,999 ordinary shares were deposited into escrow to secure W2Com's indemnification and post closing obligations to Arel. The transaction documents provided that, if during the five month period commencing on August 1, 2000 and ending on December 31, 2000 the business of W2Com would not generate gross revenues of at least $7,350,000 or would incur net after tax losses which exceed $925,000, Arel would be indemnified in amounts equal to the difference between the specified targets and the amounts of gross revenues actually generated and net after tax losses actually incurred by the W2Com business during that period.


         Further to disputes between W2Com and Arel as to whether the above targets were satisfied, on June 4, 2002, Arel commenced legal proceedings in the Jerusalem (Israel) District Court against me, W2Com, LLC, M.E. Jones Inc., Mitchell E. Jones, CYMI, Ltd., and on June 12, 2002, W2Com, LLC, M.E. Jones Inc., CYMI Ltd., and Mitchell E. Jones filed a lawsuit in the Common Pleas Court of Montgomery County, Ohio against Arel, its subsidiary, Arel Learning Solutions, Inc., and Mr. Itzhak Gross. In March 2004, the disputes were settled pursuant to a Settlement and Release Agreement whereunder (i) the parties to the dispute irrevocably and unconditionally released each other from any and all claims, (ii) Arel received $500,000 and 200,000 shares of the 1,049,999 shares which were deposited in escrow and (iii) 849,999 shares of the 1,049,999 shares which were deposited in escrow were released to me in my capacity as Trustee under an Amended and Restated Agreement of Trust for Clayton L. Mathile, dated June 18, 2001. The Settlement and Release Agreement was approved by Arel's audit committee, board of directors and shareholders."


(12) The second to last paragraph in Section 2 ("Acceptance for Payment and Payment") under the caption "The Tender Offer" of the Offer to Purchase is hereby amended by deleting the words "as promptly as practicable" in their entireties where they appear therein and substituting in lieu thereof the word "promptly."

(13) The paragraph entitled "Appointment" in Section 3 ("Procedures for Tendering Shares and Notifying Me of Your Objection to the Offer") under the caption "The Tender Offer" of the Offer to Purchase is hereby amended by inserting the following at the end thereof:


         "at any meeting of Arel's shareholders with a record date subsequent to the consummation of the offer (and at any meeting of Arel's shareholders with a record date prior to the consummation of the offer if such shares were held by such tendering shareholder as of such record date)."


(14) The last paragraph in Section 3 ("Procedures for Tendering Shares and Notifying Me of Your Objection to the Offer") under the caption "The Tender Offer" and the last paragraph in Section 4 ("Withdrawal Rights") under the caption "The Tender Offer" of the Offer to Purchase are hereby amended by deleting the words "subject to applicable law" where they appear therein.


(15) The first paragraph in Section 4 ("Withdrawal Rights") of the Offer to Purchase is hereby amended by inserting the following sentence before the last sentence thereof:


         "However, my ability to delay the payment for shares that I have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of securityholders promptly after the termination or withdrawal of such bidder's offer."


(16) The first paragraph in Section 11 ("Dividends and Distributions") under the caption "The Tender Offer" of the Offer to Purchase is hereby amended by inserting the following sentence after the last sentence thereof:


         "If the offer price is reduced pursuant to the preceding sentence (or in accordance with the immediately succeeding paragraph) and if, at the time that notice of any such reduction in the offer price is first published, sent or given to holders of shares, the offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of such notice, then the offer will be extended at least until the expiration of such period of ten business days."


(17) Subparagraph (c)(5) in Section 12 ("Conditions to the Offer") under the caption "Background to the Offer" of the Offer to Purchase is hereby amended and restated in its entirety as follows:


         "(5) any approval, permit, authorization, favorable review or consent of any governmental entity shall not have been obtained on terms satisfactory to me, in my reasonable discretion, including, without limitation, any interpretation or position of the SEC or the staff thereof that the proposed procedures or disclosure materials relating to the offer do not comply with applicable rules and regulations."


         (18) The third to last paragraph in Section 12 ("Conditions of the Offer") under the caption "The Tender Offer" of the Offer to Purchase is hereby amended by (i) deleting the words "subject to applicable law" where they appear therein and inserting the words "prior to the expiration of the offer" immediately after the words "from time to time" where they appear therein and
(ii) inserting the following sentences after the first sentence:


         "Pursuant to Israeli law, I may not waive the Minimum Tender Condition or the Notices of Objection Condition. In addition, I may not waive any other condition relating to necessary governmental approvals."


(19) The last sentence of the first paragraph in Section 13 ( "Legal Matters and Regulatory Approvals") under the caption "The Tender Offer" of the Offer to Purchase is hereby amended and restated in its entirety as follows:


         "On June 2, 2004, Arel received the approval of the Israeli Investment Center."


(20) The second and third sentences in the third paragraph of Section 13 ("Legal Matters and Regulatory Approvals") under the caption "The Tender Offer" of the Offer to Purchase are hereby amended and restated in their entireties as follows:


         "This includes, without limitation, that the SEC or the staff thereof shall not have found that the proposed procedures or disclosure materials relating to the offer do not comply with applicable rules and regulations."

(21) The penultimate sentence of the third paragraph in Section 13 ("Legal Matters and Regulatory Approvals") under the caption "The Tender Offer" of the Offer to Purchase is hereby amended and restated in its entirety as follows:


         "While except as otherwise described in this document, I do not presently intend to delay the acceptance for payment of, or payment for, shares tendered pursuant to the offer pending the outcome of any such matter (any such delay to be by an extension of the offer to the extent required by law), there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Arel's business or that parts of Arel's business might not have to be disposed of, or other substantial conditions or that failure to obtain any such approval or other action might not result in unknown or unforeseen consequences adverse to Arel's business."


(22) The penultimate sentence of the last paragraph in Section 15
("Miscellaneous") under the caption "The Tender Offer" of the Offer to Purchase is hereby amended by deleting the words "and at the regional offices of the SEC" where they appear at the end thereof.


(23) The last paragraph before the heading "Important" on page 2 of the Offer to Purchase, the response to the question "How many shares are sought in the offer?" in the Summary Term Sheet of the Offer to Purchase and the sixth paragraph of Section 1 ("Terms of the Offer; Proration; Expiration Date") under the caption "The Tender Offer" of the Offer to Purchase are hereby amended by deleting the words "subject to applicable law" where they appear therein and substituting in lieu thereof the words "subject to applicable rules of the SEC."


(24) Item 10 of the Schedule TO is hereby amended by deleting the words "Not Applicable" and substituting in lieu thereof the following sentence:


         "The information set forth in Section 10 ("Sources and Amount of Funds") under the caption "The Tender Offer" of the Offer to Purchase is incorporated herein by reference."


ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and restated as follows:


NO.           DESCRIPTION
---           -----------

(a)(1)(A)     Offer to Purchase dated May 21, 2004.*

(a)(1)(B)     Letter of Transmittal.*

(a)(1)(C)     Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(G)     Notice of Objection.*


(a)(2) Text of Press Release issued by the Subject Company on May 13, 2004 and filed under cover of Schedule 14D-9C on May 13, 2004. *

(b)           None.


(d)(1) Share Purchase Agreement between the Purchaser and Izhak Gross, dated May 3, 2004.*

(d)(2) Settlement and Release Agreement, dated October 3, 2003, by and among Arel, W2Com, LLC and the other parties listed on the signature page therein.**


(g)           Not Applicable.

(h)           Not Applicable.


-------------

* Previously filed.

** Filed herewith.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                      /s/ Clayton L. Mathile
                                                      --------------------------
                                                      Name: Clayton L. Mathile




Dated: June 8, 2004

EXHIBIT INDEX


NO.           DESCRIPTION
---           -----------

(a)(1)(A)     Offer to Purchase dated May 21, 2004.*

(a)(1)(B)     Letter of Transmittal.*

(a)(1)(C)     Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(G)     Notice of Objection.*


(a)(2) Text of Press Release issued by the Subject Company on May 13, 2004 and filed under cover of Schedule 14D-9C on May 13, 2004. *

(b)           None.


(d)(1) Share Purchase Agreement between the Purchaser and Izhak Gross, dated May 3, 2004.*


(d)(2) Settlement and Release Agreement, dated October 3, 2003, by and among Arel, W2Com, LLC and the other parties listed on the signature page therein.**


(g)           Not Applicable.

(h)           Not Applicable.


--------------

* Previously filed.

** Filed herewith.

Exhibit (d)(2)


                         SETTLEMENT & RELEASE AGREEMENT
                         ------------------------------


         THIS SETTLEMENT & RELEASE (this "RELEASE") is made on this third day of October, 2003, by and among Arel Communications and Software Ltd. ("AREL LTD."), Arel Learning Solutions, Inc. (formerly Arel Acquisition, Inc.) ("ALS") (Arel Ltd. and ALS, collectively, the "COMPANY"), Izhak Gross ("GROSS") (the Company and Gross, collectively, the "AREL PARTIES"), M.E. Jones Sub, Ltd. (formerly W2Com, LLC) ("JONES SUB"), CYMI Ltd. ("CYMI"), M.E. Jones Inc. ("JONES INC."), Mitchell E. Jones ("JONES") and Clayton L. Mathile ("MATHILE") (Jones Sub, CYMI, Jones Inc., Jones and Mathile, collectively the "W2COM PARTIES").


         WHEREAS, Arel Ltd., the W2Com Parties and W2Com International LLC are parties to an Asset Purchase Agreement, dated August 8, 2000 (the "ASSET PURCHASE AGREEMENT"); and


         WHEREAS, under the terms of Exhibit 5.5(z) to the Asset Purchase Agreement (the "SIDE LETTER"), 272,727 shares of Arel Ltd. were placed into escrow with National City Bank ("NCB") (the "SIDE LETTER SHARES") pursuant to an escrow agreement dated August 8, 2000 between Arel Ltd., Jones Sub, CYMI and NCB (the "SIDE LETTER ESCROW AGREEMENT"); and


         WHEREAS, under the terms of Section 4.2 of the Asset Purchase Agreement, 777,272 shares of Arel Ltd. were placed into a second escrow account with NCB (the "INDEMNITY SHARES") pursuant to a second escrow agreement dated August 8, 2000 between Arel Ltd., Jones Sub, CYMI and NCB (the "INDEMNITY ESCROW AGREEMENT"); and


         WHEREAS, disputes have arisen between the Arel Parties and the W2Com Parties, as demonstrated, inter alia, in lawsuits being filed by each against the other as follows:


          (i) Arel Ltd. filed an action against the W2Com Parties with the Jerusalem District Court (civil action 4178/02A) (the "AREL ACTION"), (ii) Jones Inc., Jones Sub, CYMI and Jones filed an action against Arel Ltd., and Gross with the Jerusalem District Court (civil action 4178.1/02A) (the "COUNTER SUIT"), and (iii) Jones Inc., Jones Sub, CYMI and Jones filed an action against the Arel Parties and against NCB with the Common Pleas Court of Montgomery County, Ohio, Civil Division (the "OHIO COURT") (2002 CV 03764) (the "OHIO SUIT") (the Arel Action, the Counter Suit and the Ohio Suit, collectively, the "LAWSUITS"); and


         WHEREAS, during the proceedings in the Ohio Suit, the Side Letter Shares (represented by one share certificate) and the Indemnity Shares (represented by two share certificates, each representing 388,636 shares) (the three certificates are hereinafter referred to collectively as the "CERTIFICATES") were deposited with the Ohio Court on August 16, 2002 pursuant to the Court's order dated August 13, 2002, and such shares are currently held by such Court; and


         WHEREAS, the Arel Parties, the W2Com Parties and NCB have entered into a settlement agreement relating to the escrow issues and have settled all such claims between them, including those set forth in the complaint filed by the W2Com Parties in the Ohio Suit and the counterclaims and crossclaims filed by NCB in the Ohio Suit (the "NCB AGREEMENT"); and


         WHEREAS, the W2Com Parties are, or are affiliated with, major shareholders of Arel Ltd.; and


         WHEREAS, the Arel Parties and the W2Com Parties believe that it is in their interests and in the interests of Arel Ltd. and its shareholders, to fully and finally settle the disputes between them, including the Lawsuits, pursuant to the terms hereof.


         NOW, THEREFORE, in consideration of the promises, covenants and releases set forth herein, and for other good and valuable consideration, the adequacy of which are hereby acknowledged, the parties hereby agree as follows:


1.       Release.
         -------


         1.1 Subject to the fulfillment and/or waiver of all the conditions set forth in Section 4 below, each of the Arel Parties, for itself and for its representatives, successors, and/or assigns hereby irrevocably, unconditionally covenants not to sue or seek recovery and forever releases, acquits and discharges each of the W2Com Parties, their past, present and future directors, officers, affiliates, agents and employees, and their successors, and/or assigns from any and all Claims (as hereinafter defined).


         1.2 Subject to the fulfillment and/or waiver of all the conditions set forth in Section 4 below, each of the W2Com Parties, for itself and for its representatives, successors, and/or assigns hereby irrevocably, unconditionally covenants not to sue or seek recovery and forever releases, acquits and discharges each of the Arel Parties, their past, present and future directors, officers, affiliates, agents and employees, and their successors, and/or assigns from any and all Claims.


         1.3 As used in this Release, the term "CLAIMS" means any and all claims, demands, actions, causes of action, costs, expenses, suits, damages, debts, liabilities, obligations, liens, security interests, judgments and rights of any kind whatsoever, direct or indirect, known or unknown, absolute or contingent, determined or speculative, at law, in equity or otherwise arising from or in connection with the Lawsuits, including any Claims under the Asset Purchase Agreement and the Side Letter that: (i) the Arel Parties ever had, now have or hereafter may have or claim to have or succeed to against the W2Com Parties in connection with the Asset Purchase Agreement and the Side Letter, or
(ii) that the W2Com Parties ever had, now have or hereafter may have or claim to have or succeed to against the Arel Parties in connection with the Asset Purchase Agreement and the Side Letter.


         1.4 Nothing in this Release shall be construed as or deemed to be an admission by any of the parties of any unlawful or actionable conduct or omission and none of the parties makes any admission of liability of any kind whatsoever.


2. RESERVED.

3.       Requisite Approvals.
         -------------------


         This Release shall become effective upon the approval of the terms hereof by Arel Ltd.'s audit committee, board of directors and shareholders in accordance with Section 275 of the Israel Companies Law - 1999.


4.       Events Upon Effectiveness.
         -------------------------


         Upon the effectiveness of this Release, the following acts shall occur, and such acts shall be deemed to take place simultaneously and no act shall be deemed to have been completed until all such acts have been completed:

         4.1 The parties to the Ohio Suit shall jointly file an agreed entry (the "AGREED ENTRY") with the Ohio Court in the form attached hereto as Exhibit 4.1, which shall provide, inter alia, for the release of the Certificates evidencing the Side Letter Shares and the Indemnity Shares to the law firm of Chernesky, Heyman & Kress P.L.L. ("CH&K"), as escrow agent under an Escrow Agreement dated July 18, 2003 (a copy of which is attached hereto as Exhibit 4.1(a)) and in accordance with the terms of the NCB Agreement.


                     The parties hereto shall each cooperate with the other and use their respective best efforts to take or cause to be taken all necessary actions, and do or cause to be done all things, necessary, proper or advisable as soon as practicable, including, without limitation, preparing and filing all documentation, notices, petitions, statements, registrations, submissions of information, applications and other documents to cause the Ohio Court to release the Side Letter Shares and the Indemnity Shares as set forth in the Agreed Entry.


                     For the removal of doubt, the act contemplated by this
Section 4.1 shall not be deemed to be completed until the Ohio Court will have released the Side Letter Shares and the Indemnity Shares as set forth in the Agreed Entry.

4.2 CYMI shall direct CH&K to send irrevocable instructions to Arel Ltd.'s stock transfer agent to issue the following new share certificates in exchange for the
Certificates:


         (a) a share certificate evidencing two hundred thousand (200,000) shares in the name of Arel Ltd. (or to such other person as Arel Ltd. may designate in writing); and


         (b) a share certificate evidencing eight hundred forty nine thousand nine hundred ninety nine (849,999) shares in the name of Clayton L. Mathile, as Trustee under an Amended and Restated Agreement of Trust for Clayton L. Mathile, dated June 18, 2001.

         4.3 The sum of $500,000 (five hundred thousand US dollars) (the "SETTLEMENT FUNDS") shall be paid by the W2Com Parties to the Arel Parties as follows: CYMI shall direct CH&K to deposit by wire transfer the Settlement Funds to a bank account designated by Arel Ltd. This deposit shall be made at the direction of CYMI on behalf of itself and the other W2Com Parties. The obligations of CYMI under this Section 4.3 are binding upon each of the W2Com Parties, jointly and severally. If CYMI should fail to fulfill its obligations under this Section 4.3, the other W2Com Parties shall be liable for such obligations and shall promptly fulfill such obligations upon written demand, without the need for the Arel Parties to prove such failure.

         4.4 The parties to each of the Lawsuits shall jointly file petitions with the relevant courts in the forms attached hereto as Exhibit 4.4 for (i) the dismissal of the Ohio Suit, (ii) the dismissal of the Arel Action and the Counter Suit, (iii) the return of all fees paid to the court at the time the relevant Lawsuit was first filed, and (iv) that no party shall be liable for the expenses of any other party.


                     The parties hereto shall each cooperate with the other and use their respective best efforts to take or cause to be taken all necessary actions, and do or cause to be done all things, necessary, proper or advisable including, without limitation, preparing and filing all documentation, notices, petitions, statements, registrations, submissions of information, applications and other documents to give full effect to the provisions of this Section 4.4.


         4.5 Jones hereby waives any rights, claims, demands, actions, causes of action, costs, expenses, suits, damages, and obligations, of any kind with respect to options to purchase shares or securities of Arel Ltd.


         4.6 The letter dated April 2001, from Arel Ltd. addressed to Jones, providing Jones with certain rights to be included as a nominee to Arel Ltd.'s board of directors shall be deemed terminated and no longer of any force or effect.


5.       Further Assurances.
         ------------------


         Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to, and shall refrain from taking any acts which may impede, hinder or prevent the effectiveness of, the provisions of this Release and the intentions of the parties as reflected thereby.


6.       Governing Law.
         -------------


         This Release shall be construed in accordance with, and governed in all respects by the internal laws of the State of Israel (without giving effect to the principles of conflicts of laws). The competent courts of Jerusalem shall have exclusive jurisdiction upon any dispute arising hereunder and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.

7.       Severability.
         ------------


         If any provision of this Release is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Release and the remainder of this Release shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Release shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction. The parties further agree to replace any such invalid or unenforceable provisions with valid and enforceable provisions designed to achieve, to the extent possible, the purposes and intent of such invalid and enforceable provisions.

8.       Counterparts.
         ------------


         This Release may be executed in any number of counterparts (including facsimile counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.       Notices.
         -------

         All notices and other communications required or permitted hereunder to be given to a party to this Release shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:


          if to any of the Arel Parties:   Arel Communications and Software Ltd
                                           3 HaYarden Street
                                           Yavne, Israel
                                           70600
                                           Fax: +972-8-943-8106
                                           Attention: Chief Executive Officer

          with a copy to                   Yigal Arnon & Co.
          (which shall not constitute      One Azrieli Center
          notice):                         46th Floor - Round Tower
                                           Tel-Aviv, Israel
                                           67021
                                           Fax: +972-3-608-7714
                                           Attention: David H. Schapiro, Adv.

          if to Jones Sub, Jones Inc., or  Mitchell E. Jones
          Jones:                           2242 Peters Pike
                                           Troy, Ohio  45373
                                           Fax: (937) 890-2256
          with copies to                   Coolidge, Wall, Womsley & Lombard
          (which shall not constitute      33 West First St.
          notice):                         Suite 600
                                           Dayton, OH  45402
                                           Fax: (937) 223-6705
                                           Attention: Richard Schwartz, Esq.

                                           Chernesky, Heyman & Kress P.L.L.
                                           10 Courthouse Plaza, S.W.
                                           Suite 1100
                                           Dayton, Ohio 45401-3808
                                           Fax:  (937) 449-2823
                                           Attention: Richard J. Chernesky, Esq.

          if to CYMI or Mathile:           CYMI, Ltd.
                                           6450 Sand Lake Road
                                           Suite 200
                                           Dayton, Ohio 45414
                                           Fax:  (937) 264-4639
                                           Attention: Leslie Banwart, President

          with a copy to                   Chernesky, Heyman & Kress P.L.L.
          (which shall not constitute      10 Courthouse Plaza, S.W.
          notice):                         Suite 1100
                                           Dayton, Ohio 45401-3808
                                           Fax:  (937) 449-2823
                                           Attention: Richard J. Chernesky, Esq.


         Any notice sent in accordance with this Section 9 shall be effective
(i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via facsimile, one (1) business day following transmission and electronic confirmation of receipt.


10.      Amendments and Waivers.
         ----------------------


         Any term of this Release may be amended only with the written consent of all of the parties hereto. The observance of any term of this Release may be waived (either generally or in a particular instance and either retroactively or prospectively), only if it is in writing and signed by the waiving party. No delay or failure by a party to exercise or enforce at any time any right or provision of this Release will be considered a waiver thereof or of such party's right thereafter to exercise or enforce each and every right and provision of this Release. No single waiver will constitute a continuing or subsequent waiver.


11.      Successors; No Assignment.
         -------------------------


         Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. Unless explicitly permitted by this Release, no party shall assign or delegate its rights, liabilities and obligations under this Release, whether in whole or in part without the written consent of the other parties.


12.      Expenses.
         --------


         Each party shall bear its own expenses and costs to the transactions contemplated hereby (including in connection with the preparation, negotiation and execution of this Release and all documents ancillary thereto), including, but not limited to, attorney's fees.

13.      Publicity.
         ---------


         The parties hereto acknowledge that Arel Ltd. is a publicly traded company and as such is entitled to disclose the existence, execution or the terms and conditions of this Release without any further consent of any other party. No publicity release or announcement concerning this Release may be made without the advance written approval as to its form and substance by Arel Ltd.



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                                       7

14.      Entire Agreement.
         ----------------


         This Release and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous understandings and agreements, whether written or oral, with respect to such subject matter.




IN WITNESS WHEREOF, the parties have caused this Release to be executed on October 3, 2003.





Arel Communications and Software Ltd.          Arel Learning Solutions, Inc.

By:      ________________________              By:      ________________________
Name:_______________________                   Name:_______________________
Title:   ________________________              Title:   ________________________
                                               M.E. Jones Sub, Ltd.
Izhak Gross
                                               By:      ________________________
By:      ________________________              Name:_______________________
Name:_______________________                   Title:   ________________________

                                               M.E. Jones Inc.
Clayton L. Mathile
                                               By:      ________________________
By:      ________________________              Name:_______________________
Name:_______________________                   Title:   ________________________

                                               CYMI, Ltd.
Mitchell E. Jones
                                               By:      ________________________
By:      ________________________              Name:_______________________
Name:_______________________                   Title:   ________________________